February 29, 2012

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:	The Finish Line, Inc.
Form 10-K for Fiscal Year Ended February 26, 2011
Filed May 6, 2011
File No. 000-20184

Dear Ms. Jenkins:

The Finish Line, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby submits our response to comments received from the Staff of the Commission’s Division of Corporation Finance by letter dated February 16, 2012 related to our Form 10-K for the fiscal year ended February 26, 2011 and filed on May 6, 2011. We have included the Staff's original comments below followed by our responses to each comment.

Notes to Consolidated Financial Statements, page 38

1. Significant Accounting Policies, page 38

Nature of Operations, page 38

Comment 1:
You disclose that you manage your business on the basis of one reportable segment. Please tell us how you considered ASC 280-10-50 in identifying your operating segments and your reporting segment and disclose the factors used to identify your reportable segment, including the basis of organization. Refer to ASC 280-10-50-21. In addition, tell us how you considered the entity-wide disclosures requirements pursuant to ASC 280-10-50-40 through ASC 280-10-50-42.

Ms. Jenkins
United States Securities and Exchange Commission
February 29, 2012

Response:
Under the guidelines set forth in ASC 280-10-50-1 through 280-10-50-9, we have identified two operating segments within our business which include (1) the Finish Line “brick and mortar” stores (TFL stores) and (2) Digital, which includes internet and mobile stores (Digital).

Both of our operating segments are engaged in business activities from which they earn revenues and incur expenses.  Both have discrete financial information available.  The operating results of these operating segments are reviewed regularly by our Chief Executive Officer, who is the Chief Operating Decision Maker.

We strive to manage our operating segments to consistent performance over time, not running each operating segment as a silo, but together as a cohesive network.  Strategic guidance, sales planning, merchandising, procurement, operations and support for other administrative functions are managed centrally.

ASC 280-10-50-11 provides that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the rule, the segments have similar economic characteristics, and the segments are similar in all of the following areas:

a.	the nature of the products and services;
b.	the nature of the production processes;
c.	the type or class of customer for their products and services;
d.	the methods used to distribute their products or provide their services; and
e.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

As we discuss below, our operating segments are similar in all of these areas, including consistent performance over time and have similar economic characteristics as well, which include:

•	We use centralized purchasing to procure all inventory
•	The same products are available to the TFL stores and Digital customers
•	The products are priced exactly the same
•	Substantially all product sales (including Digital sales) are fulfilled from TFL stores

Ms. Jenkins
United States Securities and Exchange Commission
February 29, 2012

Furthermore:

Both of our operating segments offer the same products to customers.  The product being sold is athletic/everyday sport footwear, apparel and accessories in TFL stores and Digital.  The exact same products are available to the TFL stores and Digital (the Company utilizes a “virtual inventory” and does not limit a location to their physical inventory at that location). Further, the individual products are priced exactly the same.  We do not have different pricing for products offered at the TFL stores or Digital. Although the “nature of the production process” in subparagraph (b) of ASC 280-10-50-11 does not apply to how we develop the product mix, the strategic guidance, sales planning, merchandising, procurement, operations and administrative functions supporting product mix is managed centrally, and thus these functions are substantially the same across our operating segments.

Both of our operating segments serve a similar customer, and operate in the same regulatory environment.  Similar marketing methods are used to promote both TFL stores and Digital.  Commercials, magazines, radio, catalogs, online ads, and e-mails are used to help drive traffic.  The customer base is similar in that it is searching for athletic/everyday sport footwear and/or softgood item.

Both of our operating segments purchase and distribute their products in a similar fashion.  The distribution is similar for both TFL stores and Digital.  The distribution is direct selling to the public whether at TFL stores primarily located in malls or through Digital. Approximately 85% of Digital orders are fulfilled from TFL stores.  Also, within TFL stores, we provide customers the option of buying merchandise that may not be in that physical location and offering to ship it to them from another location (We’ve Got It program).  This gets back to the Company’s ability to utilize the Company’s entire inventory to sell at every single location (whether TFL stores or Digital).

Both of our operating segments have similar economic characteristics.  As such, we believe that aggregation of our operating segments into a single operating segment is appropriate under the guidelines previously discussed, and thus we have concluded we have one reportable segment.

In regards to your question regarding entity-wide disclosures, our merchandise being sold includes athletic/everyday sport footwear and softgoods (including apparel and accessories).  We believe those two product groups define how we manage our business. Within our management discussion and analysis of financial condition and results of operations (MD&A) in our Form 10-K we disclose revenue associated with those two merchandise lines. We do not have any one single customer as defined within ASC 280-10-50-42 that provides for 10% or more of our consolidated revenue, nor do we sell merchandise outside of the United States, therefore these disclosures are not applicable to us.

Ms. Jenkins
United States Securities and Exchange Commission
February 29, 2012

Revenue Recognition, page 39

Comment 2:
We note your gift cards have no expiration dates and you determined the gift card breakage rate based on historical redemption patterns. Please describe your historical redemption patterns, disclose the amount of unredeemed gift cards for each of the periods presented and describe the reasons breakage revenue decreased from $2.6 million in 2010 to $434,000 in 2011.

Response:
During 2010, the Company developed sufficient company-specific information on which to estimate gift card breakage.  At least five years of historical data was used to determine actual redemption patterns.  Based on the aforementioned, the Company determined that the likelihood that outstanding aged gift card balances will be used in the future for the purchase of goods after the 2 year anniversary of the gift card issuance is remote and as such, we recognize gift card breakage revenue once a gift card has not been redeemed within two years after its issuance.  The amount of unredeemed gift cards as of February 26, 2011 and February 27, 2010, was $3.1 million and $2.8 million, respectively.  The decrease in breakage revenue from 2010 to 2011 was a result of 2010 being our initial year that we recognized gift card breakage.  Therefore, breakage revenue recorded in 2010 included unredeemed gift cards issued from 2001-2008.  Breakage revenue in 2011 included unredeemed gift cards issued in 2009.

Comment 3:
We note from page four that you also have a customer loyalty program called “Winner’s Circle” and you continue to put an emphasis on growing the membership based upon the Winner’s Circle program which increased 18% in fiscal 2011. Please disclose your accounting policy for the customer loyalty program, expiration dates, and the amount of reward certificate outstanding for the periods presented.

Response:
Winner’s Circle is the Company’s customer reward program.  Under the terms of the program, customers are awarded certificates based on their spending.  Upon reaching levels of qualified spending of $200 within a 12 month period, customers are awarded a $20 reward certificate to be applied toward certain future purchases.  The certificates expire three months from issuance.  The Company recognizes the estimated amount of the certificates that will be earned and redeemed as a reduction to net sales.  The liability associated with the customer reward program as of February 26, 2011 and February 27, 2010 was $571,000 and $343,000, respectively. The accounting policy and amount of reward certificates outstanding was not disclosed as it was deemed immaterial.

Ms. Jenkins
United States Securities and Exchange Commission
February 29, 2012

Per the Staff’s request, we hereby acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We appreciate the Staff's responsiveness with respect to the Company's filings and look forward to resolving these and any other concerns the Staff may have.  If you have any questions regarding our responses to these comments or require further documentation and/or support related to our responses, please contact Beau Swenson, Chief Accounting Officer, at 317-613-6950 or myself, at 317-613-6914.

Sincerely,

/s/ Edward W. Wilhelm
Edward W. Wilhelm
Executive Vice President and Chief Financial Officer